Exhibit 99.1

UTime Limited Actively Expands Global Smart Wearable Device Market

SHENZHEN, China, November 05 2025 – UTime Limited (Nasdaq: WTO) today announced that it is actively promoting its smart wearable devices to more international markets through its existing global distribution channels and partner network.

Leveraging its experience in supply chain management and product development accumulated in the mobile device sector, the company is committed to introducing its newly launched health-focused smart wearable products, including smartwatches and smart rings, to multiple overseas markets where it has established business connections. The company believes that its products’ balance of functional design and cost-effectiveness will help them gain competitiveness in the international market.

Mr. Hengcong Qiu, Chief Executive Officer of UTime Limited, stated, “Global consumers’ increasing focus on personal health management presents new market opportunities for us. We will actively introduce our new products to markets where we already have a foundation and explore new partnerships.”

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The company aims to provide cost-effective products and serves a broad customer base.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. For additional risk factors, please review UTime Limited’s Annual Report on Form 20-F and other SEC filings. Forward-looking statements are made only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266